UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 HaCharoshet St., Raanana,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

xtl biopharmaceuticals reports Third Quarter 2017

FINANCIAL results

Raanana, Israel - (November 27, 2017) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company developing treatments for autoimmune diseases, today announced financial results for the third quarter ended September 30, 2017.

Financial Overview

XTL reported approximately $6,085 thousand in cash and cash equivalents as of September 30, 2017, an increase of $4,066 thousand since December 31, 2016. The Company is expanding its IP portfolio surrounding hCDR1 and has decided to reduce its R&D expenditure in connection with execution of its clinical trials until full funding for the trials or cooperation with a strategic partner is secured. In parallel, the Company will look to identify additional assets to add to XTL’s portfolio.

Research and development expenses for the nine month period ended September 30, 2017 were $47 thousand compared to $390 thousand for the corresponding period in 2016, a decrease of $343 thousand or 88%. During the nine month period ended September 30, 2016, development activities included the completion of the trial design for the planned Phase 2 trial of hCDR1 for the treatment of systemic lupus erythematosus (“SLE”) and production of the drug product for that trial. Such development activities did not repeat during the nine month period ended September 30, 2017.

General and administrative expenses for the nine month period ended September 30, 2017 were $913 thousand compared to $978 thousand for the corresponding period in 2016, a decrease of $65 thousand or 6.6%. The change resulted mainly from reduction in headcount and overhead costs.

Finance income, net for the nine month period ended September 30, 2017 was $181 thousand compared to $28 thousand for the corresponding period in 2016, an increase of $153 thousand or 546%. The difference is driven primarily by issuance costs related to warrants granted to investors in previously disclosed fundraising transactions and revaluation of those warrants amounting to $346 and -$513 thousand, for the nine month period ended September 30, 2017 and 2016, respectively.

XTL reported an operating loss for the nine month period ended September 30, 2017 of $960 thousand or $0.002 per share compared to $1,368 thousand or $0.005 per share for the corresponding period in 2016. The increased total net loss is driven primarily by the costs related to the issuance and revaluation of warrants offset by decreased spending on research and development, as described above.

XTL Biopharmaceuticals, Ltd. and Subsidiary
(USD in thousands)
Condensed Consolidated Statements of Financial Position - Selected Data
	As of
	September 30,
	2017	2016
Cash, cash equivalents	$6,085	$2,322
Other current assets	359	612
Non-current assets	381	1,122
Total assets	6,825	4,056

Current liabilities	286	231

Non-current liabilities	2,919	-

Share capital	13,182	6,624
Premium on shares, options and warrants	146,003	150,784
Reserve from transactions with non-controlling interests	20	118
Other comprehensive income	66	20
Accumulated deficit	(155,651)	(153,721)
Shareholders’ equity	3,620	3,825
Total liabilities and shareholders’ equity	$6,825	$4,056

XTL Biopharmaceuticals, Ltd. and Subsidiary (USD in thousands, except per share amounts)
Consolidated Statements of Comprehensive Loss - Selected Data
	For the nine months ended
	September 30,
	2017	2016

Research and Development expenses	$(47)	$(390)
General and administrative expenses	(913)	(978)
Operating Loss	(960)	(1,368)

Finance income	534	34
Finance expenses	(353)	(6)
Finance income, net	181	28

Total loss	(779)	(1,340)

Other comprehensive income (loss):
Items that may be reclassified to profit (loss):
Changes in the fair value of available-for-sale financial assets	(97)	118
Other comprehensive income (loss)	(97)	118

Total comprehensive loss for the period	$(876)	$(1,222)

Basic and diluted loss per share (in U.S. dollars)	$(0.002)	$(0.005)

Weighted average number of issued ordinary shares	455,300,468	273,977,887

During February and March 2017, the Company issued ADSs and warrants to purchase ADSs. The number of securities underlying the warrants and the warrants’ exercise prices may be adjusted upon standard anti-dilution protection clauses. The warrants include a cashless exercise mechanism.

Based on IAS 39, the Company measured the warrants at fair value by using the Black and Scholes model. Such warrants are measured in each reporting period until they are exercised or expired, with changes in the fair value being recognized in the Company`s statement of comprehensive loss as financial income or expense, as appropriate. The warrants are classified as level 3 (unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities).

According to the disclosed accounting treatment, the Company recorded finance expenses of $1,268 for the six month period ended June 30, 2017 which cause its total Shareholder's equity reducing to $2,090 and therefore the Company failed to comply with the Nasdaq Capital Market's continued listing requirement that it maintain a minimum of $2,500 thousand in stockholders’ equity.

During the three months ended September 30, 2017, the stock price of the ADSs dropped by $0.76 (24%) from $3.16 to $2.40. As a result, the Company's liability related to warrants decreased by $1,781 thousand, bringing the stockholders’ equity to $3,620 thousand.

The following tabular presentation reflects the shareholders’ equity for the nine and six months ending September 30, 2017 and June 30, 2017 (unaudited):

	Shareholders’ equity (USD in thousands)
	Nine months ended September 30, 2017	Six months ended June 30, 2017
	Unaudited

Balance at January 1, 2017	$2,687	$2,687
Loss for the period without revaluation of warrants to purchase ADSs	(1,260)	(1,068)
Revaluation of warrants to purchase ADSs	513	(1,268)
Issuance of ADSs and warrants	1,777	1,777
Other comprehensive loss	(97)	(38)
Balance at the end of period (unaudited)	$3,620	$2,090

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information please see a peer reviewed article in Lupus Science and Medicine journal (full article).

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd. is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases. The Company’s lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for most patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Form 20-F/A filed with the U.S. Securities and Exchange Commission on April 4, 2017 and carefully review our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 27, 2017	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer